[letterhead of Landstar System, Inc.]

June 26, 2014

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Landstar System, Inc.
Form 10-K for the fiscal year ended December 28, 2013
Filed February 21, 2014
File No. 000-21238

Dear Ms. Cvrkel:

Landstar System, Inc. (the “Company”) has received your comment letter, dated June 11, 2014, which requests that the Company respond to your comments regarding the Form 10-K for the fiscal year ended December 28, 2013 within ten business days. As previously discussed by you and our counsel at Debevoise & Plimpton LLP, the Company plans to file such response by July 31, 2014. This letter is intended to formalize this extension.

If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-6669.

Sincerely,

/s/ James B. Gattoni
James B. Gattoni President and Chief Financial Officer